AM 3/8/2005

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RECEIVED
FEB 28 2005
WASH. D.C.
185

S[illegible] COMMISSION
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05036848

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ANNUAL AUDITED RE[illegible]T
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 49047

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 1[illegible] of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: First Avantus Securities, Inc.
NN: **Riverstone Wealth Management** Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 Capital of Texas Highway, Suite 310
(No. and Street)

Austin	Texas	78731
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Helin, Donovan, Trubee & Wilkinson, LLP
(Name – *if individual, state last, first, middle name*)

12301 Research Blvd., Bld IV, Ste. 180	**Austin**	**Texas**	**78759**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond *unless the form displays a currently valid OMB control number.*

KY

3/11/05

OATH OR AFFIRMATION

I, Brian E. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

______________________________, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ROOLANE KOCH
Notary Public, State of Texas
My Commission Expires
October 22, 2008

Brian E Smith
Signature

Pres + CEO
Title

Roolane Koch
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVERSTONE WEALTH MANAGEMENT
Index to Financial Statements and Supplemental Schedules
December 31, 2004

HDT&W
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors of
RiverStone Wealth Management, Inc.:

We have audited the accompanying statement of financial condition of RiverStone Wealth Management, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RiverStone Wealth Management, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has incurred net losses from operations and may incur significant provision for losses as a result of the outcome of arbitration, administrative actions or lawsuits, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee + Wilkinson, LLP

Austin, Texas
February 10, 2005

Helin, Donovan, Trubee & Wilkinson, LLP
12301 Research Boulevard Building IV Suite 180 Austin, TX 78759
512.258.9670 **phone** 512.258.5895 **fax** 866.331.5336 **toll free**
www.helindonovan.com

RIVERSTONE WEALTH MANAGEMENT
Statement of Financial Condition
December 31, 2004

ASSETS		
Cash and cash equivalents	$	101,663
Receivable from broker-dealers and clearing organizations		399,307
Concessions receivable		78,133
Securities owned, at market value		252,554
Advances to employees		12,510
Other assets		68,590
TOTAL ASSETS	$	912,757
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	32,352
Accrued expenses and other liabilities		536,443
Securities sold, not yet purchased, at market value		16,100
Total liabilities		584,895
Stockholder's Equity		
Preferred stock, 500,000 shares authorized, $.01 par value, 240,331 shares issued and outstanding		2,403
Common stock, 1,000,000 shares authorized, $.01 par value, 100,000 shares issued and outstanding		1,000
Additional paid-in capital		676,322
Retained deficit		(286,863)
Treasury stock, at cost, 50,000 shares		(65,000)
Total Stockholder's equity		327,862
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	912,757

See notes to financial statements and independent auditors' report.

RIVERSTONE WEALTH MANAGEMENT
Statement of Operations
Year Ended December 31, 2004

REVENUES	
Securities commissions	$ 3,236,091
Insurance commissions	403,369
Sale of investment company shares	454,090
Loss on firm securities investment account	(10,367)
Interest and other income	3,957
Total revenues	4,087,140
EXPENSES	
Compensation and benefits	2,879,687
Commissions and clearance fees	440,298
Interest expense	2,601
Regulatory fees and expenses	46,413
Management fees to Parent	216,518
Settlement costs	530
Other expenses	521,094
Total expenses	4,107,141
LOSS BEFORE INCOME TAXES	(20,001)
Provision for income taxes	-
NET LOSS	$ (20,001)

See notes to financial statements and independent auditors' report.

RIVERSTONE WEALTH MANAGEMENT
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2004

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Deficit	Treasury Stock	Total
Balances at December 31, 2003	$ 4,560	$ 1,000	$ 913,460	$ (266,862)	$ (65,000)	$ 587,158
Redemption of preferred stock	(2,157)	-	(237,138)	-	-	(239,295)
Net loss	-	-	-	(20,001)	-	(20,001)
Balances at December 31, 2004	$ 2,403	$ 1,000	$ 676,322	$ (286,863)	$ (65,000)	$ 327,862

See notes to financial statements and independent auditors' report.

RIVERSTONE WEALTH MANAGEMENT
Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities:		
Net loss	$	(20,001)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Change in assets and liabilities		
Increase in receivables from broker-dealers and clearing organizations		(123,001)
Increase in concessions receivable		(44,928)
Decrease in securities owned		159,726
Increase in securities sold, not yet purchased		(58,280)
Increase in advances to employees and other assets		(68,801)
Decrease in accounts payable and accrued expenses		55,324
Net cash used in operating activities		(99,961)
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net decrease in cash and cash equivalents		(99,961)
Cash and cash equivalents at beginning of year		201,624
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	101,663

Supplemental Disclosures of Cash Flow Information:

Income taxes paid	$	-
Interest paid	$	2,601

Noncash Financing Activities:

In 2004, the Company redeemed 215,717 shares of preferred stock by exchanging them for securities held.

See notes to financial statements and independent auditors' report.

RIVERSTONE WEALTH MANAGEMENT, INC

Notes to the Financial Statements

December 31, 2004

Note 1 - Nature of Business

RiverStone Wealth Management, Inc. (Company) is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company is a Texas corporation that is a wholly owned subsidiary of Riverstone Investment Group, Inc.(Parent).

The Company changed its name from First Avantus Securities, Inc. in 2004. The Parent changed its name from First Financial Investment Securities, Inc. in 2004.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Customer Funds

The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Treasury Stock

The Company records treasury stock at cost.

Note 2 - Significant Accounting Policies (Continued)

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recoded on a trade date basis.

Insurance Commissions

Insurance commissions are recorded when the insurance products are funded by the customer.

Financial instruments and credit risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivable, securities owned and advances to employees. The Company had cash balances in excess of federally insured limits of $100,000 at various times during 2004 ($1,700 at December 31, 2004). Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to the Parent. Future benefits with respect to loss carry-forwards that are expected to expire unused are offset by a valuation allowance.

The Company is also subject to Texas Franchise tax at 4.5% of Federal taxable income.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital and net capital requirements of $181,896 and $100,000, respectively. The Company's net capital ratio was 3.13 to 1.

Note 4 - Stockholder's Equity

During 2003, the Company amended its articles of incorporation to provide for the issuance of 500,000 shares of Series A Non-Voting Preferred Stock, which is non-cumulative and non-convertible. Dividends, if declared by the Board of Directors, shall be at least equal per share to that declared and paid on the Common Stock. In the event of liquidation, the holders of Series A Non-Voting Preferred stock shall be entitled to a distribution in an amount equal to $1.00 per share of Series A Non-Voting Preferred Stock. If the assets of the Company legally available for distribution are insufficient to permit the payment of the full preferential amount to the holders of Series A Non-Voting Preferred Stock, then the entire assets available for distribution to shareholders shall be distributed to the holders of the Series A Non-Voting Preferred Stock ratably in proportion to the full preferential amounts which they would be entitled to receive.

On December 29, 2004, the Company redeemed 215,717 shares of Series A Non-Voting Preferred from the Parent Company by exchanging securities held with a fair value equal to $239,295.

Note 5 - Income Taxes

At December 31, 2004, the Company has a net operating loss carry-forward of approximately $83,000 which may be offset against future taxable income. The operating loss carry-forward expires in 2016 and 2017. The tax benefit of approximately $35,000 has not been reported in these financial statements because the Company believes that there is at least a 50% chance that the carry-forwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

Note 6 - Employee Benefit Plans

The Company sponsors a 401(k) plan in which all employees are eligible to participate. Both employees and the Company may elect to make contributions to the Plan. Company contributions are voluntary and at the discretion of the Board of Directors. No discretionary contributions were made by the Company during the year ended December 31, 2004.

The Company offers health care coverage for eligible employees and their qualifying dependents. Claims are partially self-funded by the Company, with excess amounts paid through an insurance policy.

Note 7 - Concentrations

The Company has a single employee who was responsible for generating approximately 14% of the total securities commissions earned in 2004. The ability of the Company to earn this revenue would be significantly reduced if the employee were to stop working for the Company.

Note 8 - Commitments and Contingencies

Litigation

The Company together with others has been named as a defendant in various arbitration proceedings, administrative actions and lawsuits incidental to its securities business that allege, among other things, violations of Federal and state securities laws and claim damages collectively in excess of $500,000. Management intends to present a vigorous defense against all claims. In 2004, the Company paid $22,500, to settle arbitration claims. The Company is uninsured for future claims.

Based on the Company's experience and discussion with legal counsel, the financial statements include an accrual for $27,500 to settle pending claims as of December 31, 2004. While management has established an accrual for losses, the actual amounts that such claims could be settled for may differ and the difference may be material to the financial statements.

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that other than the items discussed above there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2004, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 - Commitments and Contingencies (continued)

Clearing Agreement (continued)

The clearing agreement contains an early termination fee that would be due if the Company desires to terminate the clearing agreement prior to the end of a determined period of time. The termination fees are as follows:

Termination prior to November 19,		Termination Fee
2005	$	210,000
2006	$	105,000

The agreement with the clearing broker-dealer also calls for minimum monthly charges of $20,000 per month during the entire period of the agreement.

Note 8 - Commitments and Contingencies (Continued)

The Company had leased office facilities in Austin and Dallas, Texas to unrelated parties in previous years. All subleases have since expired during 2004. The Company is currently renting office space in Austin. Rental payments are an obligation assumed by the Parent and therefore has not been accrued by the Company as of December 31, 2004.

Note 9 - Related Party Transactions

The Company is provided certain management and administrative services, office facilities, staff support, utilities and supplies by the Parent. During the year ended December 31, 2004, the Company paid a management fee for such services to the Parent of $216,518 under the terms of a Management Services Agreement.

The Company earns fee income related to insurance products from an insurance agency owned by stockholders of the Company. At December 31, 2004, the Company had a receivable from the related party of $78,133 which is included in concessions receivable on the balance sheet. Total insurance commissions earned from this related party were $403,368 during 2004.

Note 10 - Going Concern

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. Continued operating losses or significant provisions required as a result of the outcome of arbitration, administrative actions or lawsuits could adversely impact the Company's regulatory capital, which requires minimum net capital of $120,000. It is management's intention to control costs, increase revenues and vigorously defend arbitration, administrative actions and lawsuits. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Note 11 - Accrued Expenses and Other Liabilities

The balance of this account consisted of the following as of December 31, 2004:

Accrued payroll and related items	$	193,703
Payable to clearing broker		223,751
Federal income taxes payable		23,730
Other items		95,259
Total accrued expenses and other liabilities	$	536,433

Schedule I

RIVERSTONE WEALTH MANAGEMENT
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2004

Total stockholder's equity qualified for net capital	$	327,862
Deductions and/or charges		
Non-allowable assets:		
Advances to employees		12,510
Other assets		68,590
Total deductions and/or charges		81,100
Net capital before haircuts on securities		246,762
Haircuts on securities		64,866
Net Capital	$	181,896
Aggregate indebtedness		
Accounts payable and accrued expenses	$	568,795
Total aggregate indebtedness	$	568,795
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	81,896
Ratio of aggregate indebtedness to net capital		3.13 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2004 as reported by Riverston Wealth Management. on amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.

Independent Auditors' Report on Internal Control

To the Board of Directors of
RiverStone Wealth Management, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of RiverStone Wealth Management, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Helin, Donovan, Trubee & Wilkinson, LLP
12301 Research Boulevard Building IV Suite 180 Austin, TX 78759
512.258.9670 **phone** 512.258.5895 **fax** 866.331.5336 **toll free**
www.helindonovan.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee + Wilkinson, LLP

Austin, Texas
February 10, 2005